Exhibit 99.1

News Release

NYSE, TSX: NTR

July 11, 2023

Nutrien Announces Potash Production Curtailments Due to Port of Vancouver Strike

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) announced today that it has curtailed production at its Cory potash mine due to the loss of export capacity through Canpotex’s Neptune terminal as a result of the International Longshore and Warehouse Union (ILWU) Canada strike at the Port of Vancouver.

Nutrien expects full-year 2023 Potash adjusted EBITDA will fall below the bottom end of its previous guidance range due to factors impacting offshore sales through Canpotex, including the ILWU strike, Portland terminal outage and lower global potash prices than previously anticipated. We will provide updated full-year 2023 guidance reflecting these impacts at the time of our second quarter results on Wednesday, August 2, 2023.

“The disruption at the Port of Vancouver has resulted in the curtailment of production at our Cory potash mine and if prolonged could also impact production at our other potash mines in Saskatchewan. We urge the parties in this dispute to come to a swift resolution to prevent further damage to the Canadian economy,” said Ken Seitz, Nutrien’s President and CEO.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, helping to safely and sustainably feed a growing world. We operate a world-class network of production, distribution and retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value for all stakeholders by advancing our key environmental, social and governance priorities.

Forward-Looking Statements

Certain statements and other information included in this news release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “will”, “should”, “could”, “expect”, “anticipate”, or other similar words). All statements in this news release, other than those relating to historical information or current conditions, are forward-looking statements including, but not limited to, the expected impacts of the ILWU strike on potash transportation and resulting production curtailments at one or more of our potash mines; the impact of the ILWU strike, Portland outage and lower global potash prices on Nutrien’s potash volumes and offshore sales through Canpotex; and our expectations for 2023 Potash adjusted EBITDA guidance. Forward-looking statements in this news release are based on certain key expectations and assumptions made by Nutrien, many of which are outside of our control. Although Nutrien believes that the expectations and assumptions on which such forward looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct. The additional key assumptions include, among other things, assumptions with respect to expected market, business, regulatory and industry conditions including demand, supply, product availability and pricing, logistics, operations, availability and cost of labour; and the estimates regarding duration and adverse impacts of the ILWU strike and Portland terminal outage on Nutrien’s current and future operations and financial results. Forward-looking statements are subject to various risks and uncertainties which could cause actual results to differ materially from the anticipated results or expectations expressed in this news release include, but not limited to, expectations with respect to general global economic, market and business conditions; and the supply and demand and price levels for our products; delays in production; and sufficient, cost-effective and timely transportation (including port terminal availability and the impact of the ILWU strike). For additional information on the assumptions made, and the risks and uncertainties that could cause actual results to differ from the anticipated results, refer to our most recent Quarterly Report, Annual Report and Annual Information Form filed under Nutrien’s profile on SEDAR at www.sedar.com and with the Securities and Exchange Commission at www.sec.gov.

The forward-looking statements in this news release are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this news release, except as may be required under applicable laws.

FOR FURTHER INFORMATION:

Investor Relations

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Media Relations

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com

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